Exhibit 99.(h)(10)(B)

December 28, 2020 as of November 11, 2020

American Beacon Funds (the “Trust”)

220 East Las Colinas Blvd., Suite 1200

Irving, TX 75039

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

American Beacon Advisors, Inc. (“AmBeacon”) notifies you that, for the funds listed in Attachment A to this letter (each a “Fund” and collectively, the “Funds”), it will waive its management fee and/or reimburse expenses of the Fund, to the extent necessary so that expenses of the Fund, exclusive of Exclusions as defined on Attachment A, do not exceed the annual rates listed on Attachment A.

During the period until the expiration date of each expense limitation in Attachment A, the related expense limitation arrangements for each of the Funds may only be modified by mutual agreement of the parties that, with respect to the Trust, includes a majority vote of the “non-interested” Trustees of the Trust. For a period of up to three years following AmBeacon’s contractual fee waiver or reimbursement, AmBeacon may be reimbursed by a Fund if reimbursement does not cause the expenses of the Fund exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses, to exceed the lesser of the contractual percentage limit in effect at the time of the waiver/reimbursement or the time of the recoupment.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Respectfully,

American Beacon Advisors, Inc.
By:	/s/ Jeffrey K. Ringdahl
Name:	Jeffrey K. Ringdahl
Title:	President

Agreed and Accepted on behalf of the Trust
By:	/s/ Melinda G. Heika
Name:	Melinda G. Heika
Title:	Treasurer

A copy of the document establishing the Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by the officer not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Trust individually but only upon the assets of each Fund.

Attachment A

American Beacon Funds – Fiscal Year End: August 31, 2020

		Annual
		Expense %
Fund	Class	Limit (Cap)	Expiration	Exclusions
Zebra Small Cap Equity	R5	0.89	12/31/2021	(1)
Zebra Small Cap Equity	Y	0.99	12/31/2021	(1)
Zebra Small Cap Equity	Investor	1.27	12/31/2021	(1)
Zebra Small Cap Equity	A	1.21	12/31/2021	(1)
Zebra Small Cap Equity	C	2.02	12/31/2021	(1)
SiM HYO	R5	0.74	12/31/2021	(1)
SiM HYO	Y	0.75	12/31/2021	(1)
SiM HYO	Investor	1.10	12/31/2021	(1)
SiM HYO	A	1.07	12/31/2021	(1)
SiM HYO	C	1.81	12/31/2021	(1)
Sound Point Fl Rate Inc	R5	0.82	12/31/2021	(2)
Sound Point Fl Rate Inc	Y	0.88	12/31/2021	(2)
Sound Point Fl Rate Inc	Investor	1.16	12/31/2021	(2)
Sound Point Fl Rate Inc	A	1.09	12/31/2021	(2)
Sound Point Fl Rate Inc	C	1.86	12/31/2021	(2)
Sound Point Fl Rate Inc	SP	1.08	12/31/2021	(2)

(1)	Exclusions for this fund are defined as taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses.

(2)	Exclusions for this fund are defined as taxes, interest charges exceeding 0.01%, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses.